

February 23, 2021

Robert A. Rositano, Jr.
Chief Executive Officer
Friendable, Inc.
1821 S. Bascom Ave., Suite 353
Campbell, CA 95008

      Re: Friendable, Inc.
          Offering Statement on Form 1-A
          Filed January 27, 2021
          File No. 024-11427

Dear Mr. Rositano:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Business
Marketing, page 55

1.   We note that you derived 99% of your revenue from one client. Please identify this client and discuss the material terms of any agreements with the client. File any material agreements you have with them and include risk factor disclosure to describe the risks associated with your revenues being materially dependent on a single source of revenue.

Executive Compensation, page 61

2.   Please update to include executive compensation disclosure for the fiscal year end December 31, 2020.

Principal Stockholders, page 68

3.   Please disclose the voting power of each of the shareholders in this section. We note that the holders of common stock are entitled to one vote per share while the holders of Series A Preferred Stock are entitled to 9 votes per each Preferred Stock.

2. Summary of Significant Accounting Policies
Basic and Diluted Loss Per Share, page F-9

4.   Please clarify the accounting and legal implications of the potential dilutive shares exceeding the authorized number of shares of common stock. In addition, clarify whether that amount includes the 106.6 million issuable shares presented in your consolidated statements of changes in stockholders' deficit. Further, explain why these shares status remains issuable and describe the terms that will result in their issuance. Explain how these shares were factored in your calculation of net loss per share for all financial statement periods included in this filing.

General

5.   Please expand your disclosure regarding the material terms of the Series D Preferred Stock. Disclose the voting rights of the holders of Series D Preferred Stock and the conversion terms of the Preferred Stock into common stock. You state that each Series D Preferred Stock is convertible, at the option of the holder, into shares of common stock initially at $10.00 per share and then at a conversion price based on the closing price on the Pink Sheets. Clarify the period of time that the common stock is convertible at $10.00 per share. Provide examples illustrating the number of shares a shareholder will receive based on a conversion price of $10.00 per share and at the current market value.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jonathan D. Leinwand